SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2013

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Financial Statements

As of December 31, 2013 and 2012
and For the Years Ended December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at Year-End)	10

Schedule H, Line 4j – Schedule of Reportable Transactions	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
Louisville, Kentucky
June 27, 2014
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Cash	$22,004	$52,479

Investments at fair value:
Community Trust Bancorp, Inc. common stock	20,007,099	16,435,499
Mutual funds	30,070,500	25,052,740
Money market funds	4,893,667	4,008,874
Total investments	54,971,266	45,497,113

Receivables:
Accrued interest and dividends receivable	153,112	169,292
Total receivables	153,112	169,292

Total Assets	55,146,382	45,718,884

Liabilities
Excess Contributions Payable	16,165	0

Net assets available for benefits	$55,130,217	$45,718,884

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

Additions:	2013	2012
Contributions:
Participant contributions	$2,336,340	$2,215,646
Employer contributions	979,667	922,064
Total contributions, rollovers, and transfers	3,316,007	3,137,710

Investment income:
Net appreciation (depreciation) in fair value of investments	10,934,159	4,269,807
Interest and dividends	1,090,095	1,121,801
Total investment gain	12,024,254	5,391,608

Deductions:
Benefits paid to participants	(5,928,928)	(4,815,462)

Increase in net assets available for benefits	9,411,333	3,713,856

Net assets available for benefits:
Beginning of year	45,718,884	42,005,028

End of year	$55,130,217	$45,718,884

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2013 and 2012
and For the Years Ended December 31, 2013 and 2012

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2013 and 2012, the maximum amount of voluntary contributions was $17,500 and $17,000, respectively. Participants over the age of 50 may also make a catch-up contribution of $5,500 to the Plan.  During 2013 and 2012, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant’s deferred compensation contributions, not to exceed 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI common stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his deferral account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $12,635 and $8,119, respectively. These accounts will be used to reallocate to participants in the same manner as employer contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2013 and 2012:

	2013	2012
CTBI common stock; 443,027 (2013) and 501,388 (2012) shares	$20,007,099	$16,435,499

Goldman Sachs FS Gov’t MM FD #465; 4,893,623 (2013) and 4,008,874 (2012) shares	4,893,623	4,008,874

Vanguard Totl Bd Mkt ; 369,905 (2013) and 481,064 (2012) units	3,906,199	5,335,004

Vanguard 500 Index Fund; 75,697 (2013) and 84,806 (2012) units	10,652,027	9,203,159
Vanguard Windsor II Fund; 50,576 (2013) and 77,040 (2012) units	3,299,552	2,263,444
Harbor International Fund #11; 38,840 (2013) and 34,314 (2012) units	2,758,035	2,131,560
Other investments less than 5% of net assets available for benefits	9,454,731	6,119,573
Total Investments	$54,971,266	$45,497,113

During 2013 and 2012 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,934,159 and $4,269,807 as follows:

	2013	2012
CTBI common stock	$5,859,169	$1,760,270
Mutual funds	5,074,990	2,509,537
Net appreciation in fair value of investments	$10,934,159	$4,269,807

4.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the initial Internal Revenue Service ruling. The most recent document was submitted and the IRS issued a favorable determination letter dated September 1, 2010.  Accordingly, no provision for income taxes has been included in the Plan's financial statements. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for years before 2010.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2013	2012
CTBI common stock	$20,007,099	$16,435,499

7.  Plan Amendment

Effective January 1, 2007, the Plan was amended to state the Plan is intended to constitute a plan described in Section 404(c) of ERISA and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by any Participant or Beneficiary.  The Plan was also amended and restated effective April 1, 2013, to provide each eligible employee the election to contribute through payroll deductions to the Plan commencing on his or her entry date a percentage of his or her compensation not less than one percent (1%) nor more than (20%) in whole percentage points.

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were $18,690 and $17,768 at December 31, 2013 and 2012, respectively.

9. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2013.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2013 and December 31, 2012:

		Fair Value Measurements as of December 31, 2013 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$20,007,099	$20,007,099	$0	$0
Fixed income bonds	5,186,021	5,186,021	0	0
Equity – Small Cap	2,261,520	2,261,520	0	0
Equity – Mid Cap	4,387,709	4,387,709	0	0
Equity – Large Cap	14,943,887	14,943,887	0	0
Equity – International	2,758,035	2,758,035	0	0
Multi-strategy Target Dates*	533,328	533,328
Money market funds	4,893,667	4,893,667	0	0
	$54,971,266	$54,971,266	$0	$0

*This class consists of target date retirement funds investing in multiple strategies of asset allocation among stocks and bonds that automatically shifts the allocation over time.

		Fair Value Measurements as of December 31, 2012 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$16,435,499	$16,435,499	$0	$0
Fixed income bonds	6,317,538	6,317,538	0	0
Equity – Small Cap	1,221,094	1,221,094	0	0
Equity – Mid Cap	3,298,641	3,298,641	0	0
Equity – Large Cap	12,083,867	12,083,867	0	0
Equity – International	2,131,600	2,131,600	0	0
Money market funds	4,008,874	4,008,874	0	0
	$45,497,113	$45,497,113	$0	$0

10.  Subsequent Events

CTBI Stock Dividend

On April 29, 2014, the Board of Directors of CTBI declared a 10% stock dividend to shareholders of record on May 15, 2014.  The stock dividend was distributed on June 2, 2014.

CTBI Stock Holdings

The Plan holds a significant amount of CTBI stock; the as adjusted per share value of which has decreased approximately 16% since December 31, 2013, as of June 26, 2014.

                   SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
                     December 31, 2013

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
Diamond Hill Small Cap Fund	Equity Mutual Fund, 34,972 units	**	$1,152,311

Goldman Sachs Growth Opportunities	Equity Mutual Fund, 54,408 units	**	1,656,730

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 61,467 units	**	2,730,978

Harbor International Fund #11	Equity Mutual Fund, 38,840 units	**	2,758,035

Vanguard Small Cap Growth Index Fund	Equity Bond Fund, 25,808 units	**	1,109,209

Vanguard Growth Index	Equity Bond Fund, 22,389 units	**	992,309

Vanguard TG Retirement 2015	Equity Bond Fund, 6,897 units	**	101,871

Vanguard TG Retirement 2020	Equity Bond Fund 2,462 units	**	66,739

Vanguard TG Retirement 2025	Equity Bond Fund 11,264 units	**	177,410

Vanguard TG Retirement 2030	Equity Bond Fund 1,883 units	**	52,051

Vanguard TG Retirement 2035	Equity Bond Fund 171 units	**	2,902

Vanguard TG Retirement 2040	Equity Bond Fund 45 units	**	1,282

Vanguard TG Retirement 2045	Equity Bond Fund 6,778 units	**	120,380

Vanguard TG Retirement 2050	Equity Bond Fund 139 units	**	3,919

Vanguard TG Retirement 2055	Equity Bond Fund 196 units	**	5,934

Vanguard Index TGT Retire Income	Equity Bond Fund 67 units	**	840

Vanguard Windsor II Fund –Adm	Equity Bond Fund, 50,576 units	**	3,299,552

Vanguard 500 Index Fund	Equity Bond Fund, 75,697 units	**	10,652,027
			24,884,479
Fixed Mutual Funds

Vanguard Short Term Bond Index	Fixed Bond Fund, 122,004 units	**	1,279,822

Vanguard Total Bond Market	Fixed Bond Fund, 369,905 units	**	3,906,199
			5,186,021
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 4,893,623 shares	**	4,893,623

SEI Daily Income Gov’t Fund #465	Money Market Fund, 44 shares	**	44
			4,893,667
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 443,027 shares	**	20,007,099

Total investments			$54,971,266

*		Indicates a party-in-interest to the Plan.

**		Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #006
Schedule of Reportable Transactions

For the Year Ended December 31, 2013

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain (Loss)

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$2,607,260	57	$2,202,238	$405,022

Community Trust Bancorp, Inc. common stock	$1,381,842		38	$1,381,842

Single transactions in excess of 5%

Vanguard		$4,121,720	$4,313,527	$(191,808)

Vanguard	$4,121,720		$4,121,720
Vanguard		$2,866,619	$2,493,795	$372,824

Vanguard	$2,866,619		$2,866,619

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 27, 2014	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer
and Treasurer

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources